Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2920, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES ANNOUNCES CONTINUED STRONG QUARTERLY REVENUES AND OPERATING CASH FLOWS IN THE THIRD QUARTER OF 2014

MONTREAL, Quebec, Canada, November 6, 2014 - Richmont Mines Inc. (TSX - NYSE MKT: RIC), (“Richmont” or the “Corporation”) announces financial and operational results for its third quarter (“Q3 2014”) ended September 30, 2014. Financial results are based on International Financial Reporting Standards (“IFRS”) and dollars are reported in Canadian currency, unless as otherwise noted.

Highlights:

  Mr. Renaud Adams appointed President and CEO effective November 15, 2014;

  Q3 2014 operating cash flows of $8.5 million, or $0.18 per share, on strong revenues of $34.2 million, a 38% or $0.05 per share improvement over Q3 2013 operating cash flows of $5.0 million, or $0.13 per share, on revenues of $21.2 million;

  Positive net free cash flow generated for the second consecutive quarter; Q3 2014 net free cash flow of $0.6 million, or $0.01 per share, compared to net free cash flow of ($1.5) million, or ($0.04) per share, in the year-ago period;

  2014 gold production guidance increased to 85,000 – 90,000 ounces from the previously increased guidance of 75,000 – 85,000 ounces;

  Q3 2014 adjusted net earnings of $4.6 million, or $0.10 per share, versus Q3 2013 adjusted net loss of ($1.1) million, or ($0.03) per share, a $0.13 per share improvement; Nine month adjusted net earnings of $8.3 million, or $0.19 per share, compared to an adjusted net loss of ($4.5) million, or ($0.11) per share in the prior year period, an increase of $0.30 per share;

  Gold sales of 24,635 ounces in Q3 2014 at an average price of $1,386 (US$1,273), a 60% increase over prior year gold sales of 15,438 ounces at an average price of $1,367 (US$1,321);

  Cash cost per ounce decreased 14% in Q3 2014 to $876 (US$804), from $1,022 (US$984) in the same quarter last year;

  Nine month 2014 gold sales of 72,837 ounces at an average price of $1,406 (US$1,285), a 71% increase over prior year nine month gold sales of 42,525 ounces at an average price of $1,464 (US$1,430); Cash cost per ounce decreased 15% year-over-year in the first nine months of 2014 to $948 (US$866), from $1,115 (US$1,089) last year;

  Island Gold Mine ramp extended to a vertical depth of 635 metres; contractor hired to accelerate ongoing ramp development; 6,304 metres of definition drilling and 357 metres of exploration drilling completed in Q3 2014;

  Cash and cash equivalents of $37.9 million, plus $0.5 million of short-term guaranteed deposit, for a total of $38.4 million, or $0.80 per share, as of September 30, 2014, and long-term debt remains low at $5.8 million;

  A conference call will be held at 11:00 a.m. (EST) on November 6, 2014 to discuss third quarter 2014 results.

RICHMONT MINES ANNOUNCES CONTINUED STRONG QUARTERLY REVENUES AND OPERATING CASH FLOWS IN THE THIRD QUARTER OF 2014
November 6, 2014

“Our operations continued their strong momentum this quarter, and we are very pleased to report that our operating team continued to deliver robust revenues and operational cash flows within the current gold price environment”, commented Ms. Elaine Ellingham, the Corporation’s Interim President and CEO. “These results reflect our team’s continued focus on operational improvements, which resulted in us exceeding our targets. As a result, we have increased our guidance for 2014 gold production, for a second time, to a revised level of 85,000 to 90,000 ounces.”

“Our strong third quarter results enabled us to further build our cash position while we continued to invest in the development of our 1.1 million ounce high-grade inferred resource at Island Gold. This is our main priority, as we see it provides the potential to increase our annual gold production. Therefore, we recently announced hiring a contractor to accelerate our ramp development and to build out the required additional underground infrastructure. We expect the ramp to reach a vertical depth of approximately 660 metres by year-end, and we expect to extract ounces from the lower zone at Island Gold before year end. At the same time, we see excellent upside potential at Island Gold as the deposit remains open along strike and at depth. As a result, we announced plans to commence additional exploration drilling to test the down plunge extension to the east of the resource between depths of 800 and 1,000 metres.”

Elaine Ellingham, Interim President and CEO of Richmont Mines, concluded: “We are very pleased that Mr. Adams will be joining Richmont as President and CEO in mid-November. In addition to valuable insight and leadership experience, his 20 years of hands-on mining experience and technical background will complement our existing operating team and play an instrumental role in driving the future value of our new resource at Island Gold.”

Third Quarter Results

Revenues increased 62% year-over-year in the third quarter of 2014 to $34.2 million, from $21.2 million in the third quarter of 2013, driven primarily by the 60% increase in the number of gold ounces sold. Revenues also benefited from the weaker Canadian dollar exchange rate in the current period, which resulted in a 1% increase in the average Canadian dollar selling price in the current period. A total of 24,635 ounces of gold were sold at an average price of $1,386 (US$1,273) per ounce in the current quarter, versus gold sales of 15,438 ounces and an average realized price of $1,367 (US$1,321) per ounce in the comparable period last year. The 60% increase in the number of gold ounces sold in the third quarter reflects a 40% increase in the number of gold ounces sold at the Island Gold Mine, primarily attributable to improved grades, and the addition of production from the open-pit Monique Mine in the quarter. This was partially offset by lower gold sales from the Beaufor Mine due to lower tonnage and grade, both of which were driven by the higher proportion of long-hole stope production which generally results in slightly lower tonnage.

Cost of sales, which includes operating costs, royalties and related depreciation and depletion expenses, totaled $27.9 million in the third quarter of 2014 compared to $18.7 million in the comparable period last year. This was driven by an 83% increase in processed tonnage levels in the current period, 47% of which is attributable to the addition of 82,512 tonnes from the Monique Mine. Cost per tonne on a consolidated basis decreased by 25% year-over-year, a direct result of the contribution of lower cost tonnage from the Monique Mine, which commenced production in the fourth quarter of 2013.

RICHMONT MINES ANNOUNCES CONTINUED STRONG QUARTERLY REVENUES AND OPERATING CASH FLOWS IN THE THIRD QUARTER OF 2014
November 6, 2014

Exploration and project evaluation costs before depreciation and exploration tax credits totaled $0.8 million in the current quarter, versus $2.2 million in the comparable period of 2013. The year-over-year decrease is primarily attributable to lower exploration related costs at the Island Gold Mine, reflecting the redirection of capital resources toward developing the 1.1 million ounce inferred resource below the Island Gold Mine. On a segmented basis, exploration expenses excluding depreciation and exploration tax credits were approximately $0.04 million at the Island Gold Mine and $0.56 million at the Beaufor Mine, while exploration and project evaluation costs at other properties amounted to $0.2 million during the current quarter.

Excluding one-time severance costs associated with the departure of the Executive Vice-President and CFO, the Corporation generated adjusted net earnings of $4.6 million, or $0.10 per share, in the third quarter of 2014, a significant improvement over the adjusted net loss of ($1.1) million, or ($0.03) per share, generated in the third quarter of 2013. Net earnings in the third quarter of 2014 were $4.4 million, or $0.09 per share, compared to a net loss of ($1.9) million, or ($0.05) per share in the third quarter of 2013.

Operating cash flows of $8.5 million in Q3 2014, or $0.18 per share, compared to Q3 2013 operating cash flows of $5.0 million, or $0.13 per share. Third quarter net free cash flow (operating cash flows less capital expenditures) was $0.6 million, or $0.01 per share, in 2014, compared to net free cash flow of ($1.5) million, or ($0.04) per share, in the year-ago period.

Recent News and Development Updates

Mr. Renaud Adams Appointed President and CEO

On October 17, 2014, the Corporation announced the appointment of Mr. Renaud Adams to the position of President and Chief Executive Officer effective November 15, 2014. Mr. Adams has 20 years of mining experience, and most recently served as President and Chief Operating Officer at Primero Mining Corp. Prior to this, Mr. Adams served as Senior Vice-President, Americas Operations at IAMGOLD Corporation, and held various senior positions with Cambior Inc. and Breakwater Resources Ltd. Mr. Adams holds a Bachelor of Engineering degree in Mining and Mineral Processing from Laval University.

Island Gold Mine Ownership Consolidated

On August 6, 2014, Richmont announced that it had successfully completed the definitive agreement, that had been signed and announced on August 5, 2014, to acquire the outstanding 31% ownership of four patented claims on the Island Gold Mine property, thereby increasing its ownership of these claims to 100% from 69% previously. The 31% ownership held by the third party was acquired by Richmont in return for a 3% Net Smelter Return royalty payable on 100% of the mineral production from the four claims. The following advance royalty payments are part of the agreement: $1.0 million upon closing of the transaction, followed by $1.0 million each on January 3, 2015 and January 3, 2016. In the event that there is production from these claims, advance royalty payments will continue, and will decrease to $0.3 million as of January 3, 2017, and will be paid annually until such time as a total of $5.1 million has been paid in royalties (including advance royalties) to the third party, after which advance royalty payments will cease. All advance royal payments will be credited against any future NSR payments.

Island Gold Mine Development Plans Accelerated and Additional Exploration Drilling Announced

The development of the high-grade resource below Island Gold continued to advance as planned in the third quarter of 2014. The ramp was extended by 133 metres and reached a vertical depth of 635 metres at September 30, 2014, while 134 metres of additional lateral development were completed during the three month period. In conjunction with this work, the Corporation completed a total of 6,304 metres of definition drilling and 357 metres of exploration drilling of the depth extension at Island Gold during the period.

RICHMONT MINES ANNOUNCES CONTINUED STRONG QUARTERLY REVENUES AND OPERATING CASH FLOWS IN THE THIRD QUARTER OF 2014
November 6, 2014

In mid-September, the Corporation announced plans to begin additional exploration drilling from surface to test part of the down plunge projection of the Island Gold deposit on the eastern side between depths of 800 and 1,000 metres. This step out exploration drilling will encompass 4,800 metres (4 holes), at an estimated total cost of $0.5 million. This is in addition to the remaining budgeted 2014 exploration and definition drill programs of 3,000 metres and 9,800 metres, respectively, currently underway from underground.

At the end of September, Richmont announced that a contract had been signed with Manroc to accelerate and expand development of the deep extension of the Island Gold Mine. Manroc teams subsequently arrived on-site, and began development work in the last week of October. The 12 month contract encompasses 800 linear metres of ramp development that is expected to extend it to a depth of 735 metres by the end of 2015, as well as the development of a 500 metre exploration/definition drilling drift to the east on the 620 metre level, of which 200 metres are expected to be completed in 2014. This exploration drift will facilitate definition drilling in 2015 and 2016 to upgrade existing resources into reserves, in the eastern portion of the deposit, between depths of 500 to 800 metres, and will also allow for more cost-effective underground drill testing of a number of unexplored and untested areas of the property, including down plunge to the east, which is open. In preparation for mining of the first stopes in the lower resource, which is expected at the end of 2014 and in early 2015, a ventilation raise and an escape way system, from the 585 metre level to the 390 metre level will also be completed in Q4 2014. The work will enable Richmont to prepare a second mining horizon by the end of 2015, on the 735 metre level. Development of the first mining horizon on the 635 metre level will be completed in early 2015, in accordance with previously established plans. The 12-month contract plus the escape way extension have an estimated cost of $10 million, $4 million of which is expected to be spent in 2014. This increases 2014 capital expenditures at Island Gold from $16.4 million to $20.4 million.

Management Changes Announced

On September 25, 2014, the Corporation announced that Ms. Nicole Veilleux had been promoted to Vice-President, Finance, a role which she previously held for the Corporation, and that Mr. Pierre Rougeau, Executive Vice-President and Chief Financial Officer, had resigned to pursue other opportunities. A Chartered Professional Accountant with over 25 years of experience in finance, Ms. Veilleux has been with Richmont for over 16 years in positions of increasing responsibility. As previously announced in a July 2, 2014 press release as well as in the Corporation’s Q2 2014 earnings releases, the Corporation announced that its previous President and CEO, Mr. Paul Carmel, had been relieved of his duties.

Cash Position and Capital Structure

Cash and cash equivalents of $37.9 million, plus $0.5 million of short-term guaranteed deposit totaled $38.4 million at September 30, 2014, up from the June 30, 2014 level of $35.7 million and the March 31, 2014 level of $13.5 million. As of September 30, 2014, Richmont Mines had 385 employees, compared to 414 as of June 30, 2014 and 455 as of September 30, 2013. The Corporation had working capital of $37.6 million, 47.9 million shares outstanding, and no gold or currency hedging contracts as of September 30, 2014. As of this date, the Corporation’s long term debt totaled $5.8 million, of which $1.0 million is an advance royalty payment associated with the recently acquired 31% minority ownership of four claims within the Island Gold Mine deep resource, that is payable on January 1, 2016.

RICHMONT MINES ANNOUNCES CONTINUED STRONG QUARTERLY REVENUES AND OPERATING CASH FLOWS IN THE THIRD QUARTER OF 2014
November 6, 2014

Island Gold Mine

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013

Ounces Poured
Tonnes	58,522	55,877	184,447	167,412
Head grade (g/t)	5.96	4.07	5.76	4.48
Gold recovery (%)	97.23	96.57	96.52	95.91
Recovered grade (g/t)	5.80	3.93	5.56	4.29
Ounces poured	10,907	7,058	32,990	23,104

Ounces Sold
Tonnes	60,258	62,080	184,827	169,494
Head grade (g/t)	5.96	4.16	5.76	4.51
Gold recovery (%)	97.23	96.57	96.52	95.91
Recovered grade (g/t)	5.80	4.02	5.56	4.32
Ounces sold	11,231	8,014	33,027	23,548
Cash cost per ounce (US$)	829	1,191	816	1,184

The Island Gold Mine generated solid results in the third quarter of 2014 driven primarily by improved grades that reflects the scheduled mining from higher-grade areas of the mine, including Extension #2, and development ore from the higher-grade resource extension at depth and the Goudreau area to the east. Based on ounces sold, a total of 60,258 tonnes of Island Gold Mine ore were processed at an average head grade of 5.96 g/t Au in the current quarter, compared to 62,080 tonnes at an average head grade of 4.16 g/t Au in the third quarter of 2013. Gold sales in the current quarter totaled 11,231 ounces at an average price of $1,388 (US$1,275) per ounce, versus gold sales of 8,014 ounces at an average price of $1,376 (US$1,325) per ounce in the comparable period of 2013. The average cash cost of $902 (US$829) per ounce of gold sold in the current quarter represented a notable improvement from the average cash cost of $1,237 (US$1,191) per ounce of gold sold in the prior year period. This 27% year-over-year decrease in average cash cost was driven by mine sequencing, and also higher costs in the prior year period as a result of mechanical problems with haulage equipment and mechanical issues at the mill that necessitated the short-term rental of equipment from an outside supplier.

During the first nine months of 2014 a total of 184,827 tonnes of ore were processed at a head grade of 5.76 g/t, and 33,027 ounces of gold were sold at an average price of $1,410 (US$1,289) per ounce. This compared to processed tonnage based on gold ounces sold of 169,494 tonnes at a head grade of 4.51 g/t, and gold sales of 23,548 ounces at an average price of $1,485 (US$1,451) per ounce in the comparable nine month period of 2013. The 9% increase in tonnage was attributable to improved ore transport capacity as a result of the addition of 4 new 30 tonne trucks at the end of 2013, as well as improved mine scheduling and mined grade in the first nine months of the year as ore originated from higher grade areas of the mine. These operational improvements translated into a 40% increase in the number of gold ounces sold and a 26% decrease in the average cash cost per ounce sold to $893 (US$816) in the first nine months of 2014, from $1,212 (US$1,184) in the comparable period of 2013.

RICHMONT MINES ANNOUNCES CONTINUED STRONG QUARTERLY REVENUES AND OPERATING CASH FLOWS IN THE THIRD QUARTER OF 2014
November 6, 2014

As previously announced, Island Gold production levels in the last three months of 2014 will not be as robust as recent levels due to a greater amount of planned ore development work that is expected to result in lower production grades. In early October, a temporary primary jaw crusher and conveyor was successfully installed at the Island Gold mill to carry out crushing while required repairs are being completed on the permanent jaw crusher. However, following a recurrent problem with the old crusher, the decision was made to replace the primary crusher with a new one which is expected to be delivered and installed within the next month at a capital cost of approximately $0.45 million. As a result of the additional work and extra cost associated with the temporary equipment, cash operating cost per ounce is expected to be higher during the fourth quarter.

Beaufor Mine

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013

Ounces Poured
Tonnes	30,859	35,375	85,326	101,485
Head grade (g/t)	5.92	6.81	6.83	6.09
Gold recovery (%)	98.04	97.99	97.86	97.87
Recovered grade (g/t)	5.80	6.68	6.68	5.96
Ounces poured	5,757	7,594	18,326	19,445

Ounces Sold
Tonnes	31,793	34,135	84,409	99,350
Head grade (g/t)	6.31	6.90	6.84	6.07
Gold recovery (%)	98.04	97.99	97.86	97.87
Recovered grade (g/t)	6.19	6.76	6.69	5.94
Ounces sold	6,323	7,424	18,166	18,977
Cash cost per ounce (US$)	895	760	868	972

Based on ounces sold, 31,793 tonnes were processed from the Beaufor Mine in the third quarter of 2014, 7% below the 34,135 tonnes processed in the comparable period of 2013. The average head grade decreased to 6.31 g/t in the current quarter from 6.90 g/t in the year-ago period. The lower year-over-year tonnage and grade in the current quarter reflect less higher grade room-and-pillar mining. A total of 6,323 ounces of gold were sold in the third quarter of 2014 at an average price of $1,384 (US$1,271), compared to 7,424 ounces of gold sold at an average price of $1,358 (US$1,308) in the comparable period of 2013. The cash cost per ounce of gold sold of $974 (US$895) in the current quarter was higher than $790 (US$760) in the prior year, reflecting the lower grade and lower tonnage. The Corporation has continued both development and mining in the M Zone in the lower portion of the mine, where recent definition drilling and completed development have reaffirmed more potential than previously expected for the zone. Production from this zone is expected to continue through mid-2015. Development of the nearer-to-surface 350 Zone is beginning in the fourth quarter of 2014 in preparation for production in 2015.

RICHMONT MINES ANNOUNCES CONTINUED STRONG QUARTERLY REVENUES AND OPERATING CASH FLOWS IN THE THIRD QUARTER OF 2014
November 6, 2014

Based on ounces sold, a total of 84,409 tonnes of Beaufor Mine ore were processed at a grade of 6.84 g/t Au during the first nine months of 2014, versus the 99,350 tonnes of ore processed at a grade of 6.07 g/t Au in the comparable nine months of 2013. The decreased tonnage during the nine month period is primarily attributable to lower year-over-year processed tonnage in the first quarter of 2014 following the Corporation’s implementation of a more selective mining approach in mid-2013, which translated into improved grades and a correspondingly lower cash cost per ounce of gold sold in the first nine months of 2014 of $949 (US$868) per ounce, versus $994 (US$972) per ounce in the comparable period of 2013. A total of 18,166 ounces of gold were sold from the Beaufor Mine at an average price of $1,409 (US$1,288) in the first nine months of 2014, compared to gold sales of 18,977 ounces at an average price of $1,438 (US$1,405) in the prior year period.

Monique Mine

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013

Gold Poured
Tonnes	78,312	-	184,652	-
Head grade (g/t)	2.68	-	2.65	-
Gold recovery (%)	96.50	-	96.28	-
Recovered grade (g/t)	2.59	-	2.55	-
Ounces poured	6,523	-	15,138	-

Gold Sold
Tonnes	82,512	-	202,010	-
Head grade (g/t)	2.67	-	2.67	-
Gold recovery (%)	96.50	-	96.28	-
Recovered grade (g/t)	2.58	-	2.57	-
Ounces sold	6,843	-	16,716	-
Cash cost per ounce (US$)	692	-	953	-

Based on ounces sold, a total of 82,512 tonnes of ore at an average grade of 2.67 g/t Au were processed from the Monique open-pit mine during the third quarter of 2014. The improved milled tonnage in the third quarter was due to the W Zone closure giving more capacity in the Camflo Mill for the Monique ore. The improved tonnage mined in the pit over both the first and second quarter levels reflect improved mining efficiency and the decreasing strip ratio associated with the lower benches of the pit as well as the fact that Q1 mined tonnage was lower due to water treatment issues in the period. Third quarter results were also enhanced by the continued separation of higher grade material for immediate processing, from lower grade ore that is being stockpiled for milling in 2015. When combined with the 119,498 tonnes processed in the first six months of the year at an average grade of 2.67 g/t Au, the Monique Mine processed 202,010 tonnes at an average grade of 2.67 g/t Au in the first three quarters of 2014. The contract mining of the Monique open-pit is expected to be completed by the end of 2014 or early 2015, as per previous schedules. Ore will continue to be stockpiled on the Monique mine site, then will be transported to the Corporation’s Camflo Mill and batch processed, beginning with the higher grade ore, through 2015. At September 30, the Monique ore stockpile was over 102,000 tonnes at 1.41 g/t Au.

RICHMONT MINES ANNOUNCES CONTINUED STRONG QUARTERLY REVENUES AND OPERATING CASH FLOWS IN THE THIRD QUARTER OF 2014
November 6, 2014

A total of 6,843 ounces of gold were sold from the Monique Mine at an average price of $1,383 (US$1,270) per ounce in the third quarter of 2014, increasing year-to-date gold sales to 16,716 ounces at an average price of $1,396 (US$1,276) per ounce. The average cash cost per ounce of gold sold totaled $753 (US$692) in the third quarter of 2014, down 39% from cash costs of $1,242 (US$1,133) per ounce of gold sold in the first six months of the year, reflecting the decreasing in-pit strip ratio associated with the lower benches of the pit. For the first nine months 2014, total cash cost per ounce of gold sold was $1,042 (US$953).

W Zone

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013

Gold Poured
Tonnes	-	-	36,789	-
Head grade (g/t)	-	-	4.25	-
Gold recovery (%)	-	-	97.45	-
Recovered grade (g/t)	-	-	4.14	-
Ounces poured	-	-	4,900	-

Gold Sold
Tonnes	1,532	-	37,055	-
Head grade (g/t)	4.92	-	4.25	-
Gold recovery (%)	98.03	-	97.45	-
Recovered grade (g/t)	4.83	-	4.14	-
Ounces sold	238	-	4,929	-
Cash cost per ounce (US$)	546	-	907	-

Following the completion of operations at the W Zone as of June 30, 2014, a total of 238 ounces of gold were sold in the third quarter of 2014 at an average price of $1,394 (US$1,280) per ounce. The cash operating cost of these gold ounces was $594 ( US$546), a reflection of the fact that operations were concluded at the end of the second quarter and therefore no drift excavation costs were incurred during the current period. A total of 4,929 ounces of gold were sold in the first nine months of 2014 at an average price of $1,405 (US$1,284) per ounce. For the nine month period, the cast cost per ounce of gold sold was $992 (US$907).

Camflo Mill

The Camflo Mill processed 113,634 tonnes in the third quarter of 2014, and 319,677 tonnes in the first nine months of the year, largely unchanged from the prior year’s levels, reflecting the addition of W Zone and Monique Mine ore at the beginning of the third quarter of 2013. The Camflo Mill is expected to continue to run at capacity (1,200 tons per day) through the end of 2014 as available capacity following the completion of W Zone operations will be filled with additional ore, and stockpiled ore, from the Monique Mine. The Corporation continues to evaluate custom milling opportunities to utilize the excess capacity at Camflo once the milling of stockpiled ore from the Monique Mine is completed in second half of 2015.

RICHMONT MINES ANNOUNCES CONTINUED STRONG QUARTERLY REVENUES AND OPERATING CASH FLOWS IN THE THIRD QUARTER OF 2014
November 6, 2014

Nine-Month Review

Revenues totaled $102.6 million for the nine-month period ended September 30, 2014, a 65% increase over the revenues of $62.4 million generated in the comparable period in 2013. Year-to-date results reflect the 71% increase in the number of ounces of gold sold, attributable to higher gold sales at the Island Gold Mine and the addition of 21,645 ounces of gold production from the Monique and W Zone operations. This was only partially offset by a 4% decrease in the average selling price per ounce of gold in Canadian dollars in the nine month period.

Cost of sales, which includes operating costs, royalties and amortization expenses were $86.8 million for the first three quarter of 2014, a 58% increase over operating costs of $54.8 million during the same period last year. This increase was driven by an 89% increase in processed tonnage in the period, attributable to a 9% increase in tonnage from the Island Gold Mine, the addition of 239,065 tonnes of combined tonnage from the W Zone and Monique Mine operations, partially offset by a 15% decrease in tonnage from the Beaufor Mine. The Corporation’s cash cost per ounce of gold sold decreased by 15% to $948 (US$866) from $1,115 (US$1,089) in the first nine months of 2013, reflecting decreased cash costs at both the Island Gold and Beaufor mines that were primarily attributable to improved grades, and lower cost per tonne at Island Gold, and the addition of lower cost per tonne ore from the Monique and W Zone operations.

Exploration and project evaluation costs before depreciation and exploration tax credits were $1.9 million in the first three quarters of 2014, compared with $7.6 million in the year-ago period. The year-over-year decrease reflects lower exploration related costs at the Island Gold Mine as focus was shifted toward the development of the 1.1 million ounce inferred resource below Island Gold, as well as lower year-over-year exploration costs at the Beaufor Mine and the Wasamac Gold Property. On a segmented basis, exploration expenses, excluding depreciation and exploration tax credits, were approximately $0.3 million at the Island Gold Mine and $1.1 million at the Beaufor Mine. Exploration and project evaluation costs at other properties amounted to $0.5 million during the first nine months of 2014.

Excluding one-time severance costs associated with the departures of the President and CEO, and the Executive Vice-President and CFO, the Corporation’s adjusted net earnings were $8.3 million, or $0.19 per share, in the first nine months of 2014, a significant improvement over the adjusted net loss of ($4.5) million, or ($0.11) per share, in the comparable period of 2013. Net earnings in the first nine months of 2014 were $7.1 million, or $0.16 per share, compared to a net loss of ($5.2) million, or ($0.13) per share in the year-ago period.

The Corporation generated nine month 2014 operating cash flows of $24.2 million, or $0.55 per share, compared to operating cash flows of ($4.7) million, or ($0.12) per share in the comparable period of 2013. Net free cash flow (operating cash flows less capital expenditures) was $5.6 million, or $0.13 per share, in the first nine months of 2014, a notable $1.01 per share improvement over net free cash flow of ($34.8) million, or ($0.88) per share, in the year-ago period.

Conference call

The Corporation will hold a conference call at 11:00 a.m. (EST) on November 6, 2014 to discuss third quarter 2014 results. To participate in the conference call, please dial 1 888 241-0394 (North America toll free) or 647 427-3413 (local and International).

A replay of this conference will be available for 30 days, and can be accessed by dialing 1 855 859-2056 (North America toll free) or 404 537-3406 (local and International), and entering passcode # 24240671.

Elaine Ellingham
Interim President and Chief Executive Officer

RICHMONT MINES ANNOUNCES CONTINUED STRONG QUARTERLY REVENUES AND OPERATING CASH FLOWS IN THE THIRD QUARTER OF 2014
November 6, 2014

About Richmont Mines Inc.
Richmont Mines has produced over 1.4 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from the Island Gold Mine in Ontario and the Beaufor Mine and Monique Mine in Quebec. The Corporation is also advancing development of the extension at depth of the Island Gold Mine in Ontario. With over 20 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The reserve and resource estimates in this press release were prepared in accordance with National Instrument 43-101 adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

National Instrument 43-101 (“NI 43-101”)
The geological data in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by NI 43-101.

For more information, please contact:

Investor Relations:
Jennifer Aitken
RICHMONT MINES INC.
Phone: 514 397-1410 ext. 101
E-mail: jaitken@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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FINANCIAL STATEMENTS FOLLOW.

RICHMONT MINES ANNOUNCES CONTINUED STRONG QUARTERLY REVENUES AND OPERATING CASH FLOWS IN THE THIRD QUARTER OF 2014
November 6, 2014

EXPLORATION AND PROJECT EVALUATION

(Unaudited)	(in thousands of Canadian dollars)
	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	$	$	$	$

Exploration costs – Mines
Island Gold	39	1,400	328	4,020
Beaufor	558	385	1,126	1,621
Monique	-	17	2	219

	597	1,802	1,456	5,860

Exploration costs – Other properties
Wasamac	74	129	149	1,010
Other	17	78	39	305
Project evaluation	84	141	263	428

	175	348	451	1,743

Exploration and project evaluation before depreciation and exploration tax credits	772	2,150	1,907	7,603

Depreciation	14	56	58	206
Exploration tax credits, including adjustments	(273)	(225)	(727)	(863)

	513	1,981	1,238	6,946

RICHMONT MINES ANNOUNCES CONTINUED STRONG QUARTERLY REVENUES AND OPERATING CASH FLOWS IN THE THIRD QUARTER OF 2014
November 6, 2014

FINANCIAL DATA

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
CAN$	2014	2013	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Results (in thousands of $)
Revenues	34,215	21,152	102,634	62,385
Net earnings (loss)	4,369	(1,854)	7,147	(5,184)
Cash flows from (used in) operating activities	8,471	5,038	24,224	(4,703)

Results per share ($)
Basic and Diluted net earnings (loss)	0.09	(0.05)	0.16	(0.13)

Cash flows from (used in) operating activities	0.18	0.13	0.55	(0.12)

Basic weighted average number of common shares outstanding (thousands)	47,723	39,596	44,340	39,593
Diluted weighted average number of common shares outstanding (thousands)	48,058	39,596	44,501	39,603

Average selling price of gold per ounce	1,386	1,367	1,406	1,464
Average selling price of gold per ounce (US$)	1,273	1,321	1,285	1,430

	September 30,	December 31,
	2014	2013
	(Unaudited)	(Audited)
Financial position (in thousands of $)
Total assets	145,121	123,328
Working capital	37,561	13,952
Long-term debt	5,793	5,196

RICHMONT MINES ANNOUNCES CONTINUED STRONG QUARTERLY REVENUES AND OPERATING CASH FLOWS IN THE THIRD QUARTER OF 2014
November 6, 2014

SALES AND PRODUCTION DATA

	Three-month period ended September 30
		Ounces of gold		Cash cost
	Year			(per ounce sold)
		Sales	Production	US$	CAN$
Island Gold Mine	2014	11,231	10,907	829	902
	2013	8,014	7,058	1,191	1,237
Beaufor Mine	2014	6,323	5,757	895	974
	2013	7,424	7,594	760	790
W Zone Mine	2014	238	-	546	594
	2013	-	-	-	-
Monique Mine	2014	6,843	6,523	692	753
	2013	-	-	-	-
Total	2014	24,635	23,187	804	876
	2013	15,438	14,652	984	1,022

	Nine-month period ended September 30
		Ounces of gold		Cash cost
	Year			(per ounce sold)
		Sales	Production	US$	CAN$
Island Gold Mine	2014	33,027	32,990	816	893
	2013	23,548	23,104	1,184	1,212
Beaufor Mine	2014	18,166	18,326	868	949
	2013	18,977	19,445	972	994
W Zone Mine	2014	4,929	4,900	907	992
	2013	-	-	-	-
Monique Mine	2014	16,716	15,138	953	1,042
	2013	-	-	-	-
Total	2014	72,837	71,354	866	948
	2013	42,525	42,549	1,089	1,115

Note:	Average exchange rates used: Q3 2014: US$1 = CAN$1.0890, Year to date 2014: US$1 = CAN$1.0942
Average exchange rates used: Q3 2013: US$1 = CAN$1.0386, Year to date 2013: US$1 = CAN$1.0235

RICHMONT MINES ANNOUNCES CONTINUED STRONG QUARTERLY REVENUES AND OPERATING CASH FLOWS IN THE THIRD QUARTER OF 2014
November 6, 2014

CONSOLIDATED INCOME STATEMENT

(Unaudited)	(in thousands of Canadian dollars)
	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	$	$	$	$

CONTINUING OPERATIONS
Revenues	34,215	21,152	102,634	62,385
Cost of sales	27,900	18,655	86,794	54,825

GROSS PROFIT	6,315	2,497	15,840	7,560

OTHER EXPENSES (REVENUES)
Exploration and project evaluation	513	1,981	1,238	6,946
Administration	1,578	1,805	5,682	5,498
Loss on disposal of long-term assets	250	82	252	117
Other revenues	(9)	(23)	(36)	(53)
	2,332	3,845	7,136	12,508
OPERATING EARNINGS (LOSS)	3,983	(1,348)	8,704	(4,948)

Financial expenses	28	23	83	73
Financial revenues	(164)	(52)	(307)	(443)

EARNINGS (LOSS) BEFORE MINING AND INCOME TAXES	4,119	(1,319)	8,928	(4,578)

MINING AND INCOME TAXES (RECOVERY)	(250)	(173)	1,781	(102)

NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS	4,369	(1,146)	7,147	(4,476)

NET LOSS FROM DISCONTINUED OPERATION	-	(708)	-	(708)

NET EARNINGS (LOSS) FOR THE PERIOD	4,369	(1,854)	7,147	(5,184)

NET EARNINGS (LOSS) PER SHARE
Basic and diluted earnings (loss) per share
Earnings (loss) from continuing operations	0.09	(0.03)	0.16	(0.11)
Loss from discontinued operation	-	(0.02)	-	(0.02)

Basic and diluted net earnings (loss)	0.09	(0.05)	0.16	(0.13)

BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	47,723	39,596	44,340	39,593

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	48,058	39,596	44,501	39,603

See accompanying notes to interim consolidated financial statements available on SEDAR (www.sedar.com).

RICHMONT MINES ANNOUNCES CONTINUED STRONG QUARTERLY REVENUES AND OPERATING CASH FLOWS IN THE THIRD QUARTER OF 2014
November 6, 2014

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	(in thousands of Canadian dollars)
	September 30,	December 31,
	2014	2013
	$	$
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	37,897	17,551
Guaranteed investment certificate	474	-
Receivables	2,798	3,008
Income and mining tax assets	916	925
Exploration tax credits receivable	6,542	5,670
Inventories	12,271	9,075

	60,898	36,229

RESTRICTED DEPOSITS	1,009	3,421

PROPERTY, PLANT AND EQUIPMENT	83,214	83,678

TOTAL ASSETS	145,121	123,328

LIABILITIES

CURRENT LIABILITIES
Payables, accruals and provisions	17,664	19,897
Income and mining taxes payable	3,611	1,225
Current portion of long-term debt	1,790	825
Current portion of asset retirement obligations	272	330

	23,337	22,277

LONG-TERM DEBT	5,793	5,196

ASSET RETIREMENT OBLIGATIONS	7,689	7,603

DEFERRED INCOME AND MINING TAX LIABILITIES	2,585	1,899

TOTAL LIABILITIES	39,404	36,975

EQUITY
Share capital	143,469	132,202
Contributed surplus	12,203	11,253
Deficit	(49,955)	(57,102)

TOTAL EQUITY	105,717	86,353

TOTAL LIABILITIES AND EQUITY	145,121	123,328

See accompanying notes to interim consolidated financial statements available on SEDAR (www.sedar.com).

RICHMONT MINES ANNOUNCES CONTINUED STRONG QUARTERLY REVENUES AND OPERATING CASH FLOWS IN THE THIRD QUARTER OF 2014
November 6, 2014

CONSOLIDATED STATEMENT OF CASH FLOWS

	(in thousands of Canadian dollars)
(Unaudited)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	$	$	$	$

OPERATING ACTIVITIES
Net earnings (loss) for the period	4,369	(1,854)	7,147	(5,184)
Adjustments for:
Depreciation and depletion	6,368	2,984	17,909	7,785
Adjustment to estimated recoverable value of remaining Francoeur Mine’s assets	-	867	-	867
Taxes received (paid)	192	(5)	1,299	(1,505)
Interest revenues	(152)	(76)	(291)	(347)
Interest on long-term debt	39	10	124	22
Share-based compensation	342	684	1,407	1,804
Accretion expense – asset retirement obligations	28	19	83	57
Loss on disposal of long-term assets	250	81	252	100
Gain on disposal of shares of publicly-traded companies	-	-	-	(12)
Mining and income taxes	(250)	(173)	1,781	(102)

	11,186	2,537	29,711	3,485

Net change in non-cash working capital items	(2,715)	2,501	(5,487)	(8,188)

Cash flows from (used in) operating activities	8,471	5,038	24,224	(4,703)

INVESTING ACTIVITIES
Guaranteed investment certificate	2,650	-	2,650	-
Restricted deposits	(238)	(2,650)	(712)	(2,737)
Interest received	155	74	280	365
Property, plant and equipment – Island Gold Mine	(7,647)	(7,005)	(16,028)	(19,485)
Property, plant and equipment – Beaufor Mine	(129)	(155)	(1,574)	(393)
Property, plant and equipment – W Zone Mine	-	(117)	(234)	(3,019)
Property, plant and equipment – Monique Mine	-	875	(21)	(6,582)
Property, plant and equipment – Other	(53)	(85)	(745)	(570)
Disposition of property, plant and equipment	50	9	350	154
Disposition of shares of publicly-traded companies	-	-	-	12

Cash flows used in investing activities	(5,212)	(9,054)	(16,034)	(32,255)

FINANCING ACTIVITIES
Long-term debt	1,940	-	1,859	-
Issue of common shares	368	-	12,041	62
Common shares issue costs	-	-	(934)	-
Interest paid	(39)	(10)	(124)	(22)
Payment of asset retirement obligations	(29)	-	(55)	-
Financing costs	-	(654)	-	(654)
Payment of finance lease obligations	(192)	(599)	(631)	(1,058)

Cash flows from (used in) financing activities	2,048	(1,263)	12,156	(1,672)

Net change in cash and cash equivalents	5,307	(5,279)	20,346	(38,630)

Cash and cash equivalents, beginning of period	32,590	26,459	17,551	59,810

Cash and cash equivalents, end of period	37,897	21,180	37,897	21,180

See accompanying notes to interim consolidated financial statements available on SEDAR (www.sedar.com).